AFRICAN DEVELOPMENT BANK
BANQUE AFRICAINE DE DEVELOPPEMENT

File No 83-4
Regulation AFDB
Sections 288.2 and
288.4(a), (b) and (c)

SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION")
WASHINGTON D.C. 20549
PERIODIC REPORT

Persuant to Sections 288.2 and 288.4(a), (b) and (c) of Regulation AFDB (17 C.F.R. Part 288) adopted pursuant to Section 9(a) of the African Development Bank Act (22 USC Sec. 290i-9(a)), the African Development Bank hereby submits the information described below.

QUARTER ENDED 31 MARCH 2020
(the "Quarter")
AFRICAN DEVELOPMENT BANK (the "Bank")
ABIDJAN, COTE D'IVOIRE

1. Information concerning any purchases or sales by the Bank of its primary obligations during the Quarter:

Borrowing transactions

Description	Type of Transaction	Trade Date	Value Date	Maturity Date	Amount in currency (million)	Dealer
HKD 300 million Fixed Rate Notes	Borrowing	3-Jan-20	10-Jan-20	10-Jan-21	HKD 300.00	CACIB
TRY 50 million Zero Coupon Notes - Tap 3	Borrowing	8-Jan-20	15-Jan-20	18-Oct-23	TRY 33.60	JP Morgan
Offshore CNY 1 billion Fixed Rate Notes	Borrowing	8-Jan-20	15-Jan-20	15-Jan-23	CNY 1,000.00	Natixis
ZAR 1 billion Deep Discount Notes	Borrowing	8-Jan-20	17-Jan-20	17-Jan-50	ZAR 100.00	JP Morgan
RUB 1.2 billion Fixed Rate Notes	Borrowing	8-Jan-20	21-Jan-20	21-Jan-21	RUB 1,200.00	BNP Paribas
ZAR 250 million Zero Coupon Notes - Tap 2	Borrowing	9-Jan-20	16-Jan-20	9-Sep-36	ZAR 69.38	JP Morgan
ZAR 100 million 'Light Up and Power Africa' Fixed Rates Notes - Tap 1	Borrowing	9-Jan-20	17-Jan-20	3-Jun-24	ZAR 100.00	Daiwa Capital Markets
TRY 28.5 million Zero Coupon Notes	Borrowing	9-Jan-20	20-Feb-20	22-Feb-22	TRY 23.94	Barclays Capital
INR 370 million "Improve the Quality of Life for the People of Africa'' Zero Coupon Notes	Borrowing	9-Jan-20	20-Feb-20	21-Feb-23	INR 316.35	Barclays Capital
ZAR 80 million Zero Coupon Notes	Borrowing	14-Jan-20	21-Jan-20	21-Jan-27	ZAR 48.20	Daiwa Capital Markets
USD 500 million Fixed Rate Notes	Borrowing	14-Jan-20	22-Jan-20	15-Dec-21	USD 500.00	BMO Capital Markets
CNH 250 million Fixed Rate Notes	Borrowing	15-Jan-20	22-Jan-20	22-Jan-21	CNH 250.00	HSBC
ZAR 74.5 million 'Improve the Quality of Life for the People of Africa' Zero Coupon Notes	Borrowing	16-Jan-20	27-Feb-20	26-Feb-27	ZAR 49.54	Deutsche Bank
RUB 1.5 billion 'Improve the Quality of Life for the People of Africa' Fixed Rate Notes	Borrowing	16-Jan-20	29-Jan-20	29-Jan-21	RUB 1,500.00	Deutsche Bank
IDR 19 billion 'Improve the Quality of Life for the People of Africa' Fixed Rate Notes	Borrowing	22-Jan-20	27-Jan-20	28-Feb-24	IDR 19,000.00	CACIB
RUB 1.9 billion Fixed Rate Notes - Tap 1	Borrowing	22-Jan-20	29-Jan-20	21-Jan-21	RUB 1,900.00	BNP Paribas
TRY 20 million Fixed Rate Notes	Borrowing	29-Jan-20	13-Feb-20	13-Feb-23	TRY 20.00	Nomura Inter. Plc
RUB 750 million 'Improve the Quality of Life for the People of Africa' Fixed Rate Notes - Tap 1	Borrowing	30-Jan-20	06-Feb-20	29-Jan-21	RUB 750.00	Deutsche Bank
ZAR 500 million Zero Coupon Notes - Tap 1	Borrowing	5-Feb-20	12-Feb-20	5-Apr-46	ZAR 80.00	JP Morgan
TRY 31 million 'Improve the Quality of Life for the People of Africa' Zero Coupon Notes	Borrowing	07-Feb-20	27-Mar-20	30-Mar-22	TRY 26.26	BNP Paribas
INR 480 million 'Improve the Quality of Life for the People of Africa' Zero Coupon Notes	Borrowing	07-Feb-20	27-Mar-20	29-Mar-23	INR 413.76	BNP Paribas
INR 200 million Zero Coupon Notes	Borrowing	11-Feb-20	18-Feb-20	17-May-24	INR 161.00	BNP Paribas
RUB 3,175 billion Fixed Rate Notes	Borrowing	13-Feb-20	20-Feb-20	20-Feb-23	RUB 3,175.00	Deutsche Bank
TRY 310 million Fixed Rate Notes	Borrowing	14-Feb-20	24-Feb-20	24-Feb-21	TRY 310.00	Merrill Lynch International
ZAR 77 million 'Improve the Quality of Life for the People of Africa' Zero Coupon Notes	Borrowing	19-Feb-20	30-Mar-20	30-Mar-27	ZAR 51.44	Deutsche Bank
BRL 125 million Fixed Rate Notes	Borrowing	19-Feb-20	04-Mar-20	04-Mar-25	BRL 125.00	Barclays Capital
TRY 300 million Fixed Rate Notes	Borrowing	20-Feb-20	26-Feb-20	26-Feb-21	TRY 300.00	JP Morgan
TRY 40 million Fixed Notes - Tap 1	Borrowing	25-Feb-20	03-Mar-20	24-Feb-21	TRY 40.00	Merrill Lynch International
TRY 50 million Zero Coupon Notes - Tap 4	Borrowing	25-Feb-20	3-Mar-20	18-Oct-23	TRY 32.56	JP Morgan
ZAR 2 billion Deep Discount Notes - Tap 1	Borrowing	10-Mar-20	17-Mar-20	17-Jan-50	ZAR 235.66	JP Morgan
JPY 100 million callable Notes	Borrowing	18-Mar-20	06-Apr-20	01-Feb-50	JPY 100.00	JP Morgan
TRY 21.4 million 'Improve the Quality of Life for the People of Africa' Zero Coupon Notes	Borrowing	19-Mar-20	28-Apr-20	30-Apr-27	TRY 10.94	Deutsche Bank
IDR 17 billion 'Improve the Quality of Life for the People of Africa' Fixed Rate Notes	Borrowing	24-Mar-20	27-Apr-20	30-Apr-24	IDR 17,000.00	CACIB
TRY 58 million Fixed Rate Notes	Borrowing	24-Mar-20	27-Apr-20	28-Apr-25	TRY 58.00	BNP Paribas
ZAR 1 billion Zero Coupon Notes - Tap 7	Borrowing	25-Mar-20	1-Apr-20	5-Apr-46	ZAR 120.00	JP Morgan
USD 3 billion 'Fight Covid-19 Social Bond' Fixed Rate Notes	Borrowing	26-Mar-20	3-Apr-20	3-Apr-23	USD 3,000.00	Merrill Lynch, Citigroup, CACIB, GS, TD

ECP transactions

The Bank did not execute any ECP transaction during the Quarter.

Matured bonds

The Bank redeemed in full the following amounts in respect of its primary obligations during the Quarter:

Description	Trade Date	Value Date	Maturity Date	Amount Redeemed (million)
AUD 300 million Kangaroo Notes	21-Jan-15	3-Feb-15	3-Feb-20	AUD 300.00
US$ 1.1 billion 5-year Global Bond	5-Feb-15	12-Feb-15	12-Feb-20	USD 1,100.00
ZMW 70 million Currency Linked Notes	17-Mar-15	24-Mar-15	24-Mar-20	ZMW 70.00
BRL 67.87 million Fixed Rate Notes	25-Feb-16	10-Mar-16	3-Feb-20	BRL 67.87
GBP 100 million, 3yr Callable Notes	13-Jan-17	23-Jan-17	1-Feb-20	GBP 100.00
IDR 110 billion Fixed Coupon Notes	24-Jan-17	1-Mar-17	2-Mar-20	IDR 110,000.00
RUB 800 million Fixed Rate Notes	2-Feb-17	10-Feb-17	1-Feb-20	RUB 800.00
RUB 65 million Fixed Rate Notes	13-Feb-17	16-Mar-17	17-Mar-20	RUB 65.00
USD 2.5 billion Global Benchmark Notes	9-Mar-17	16-Mar-17	16-Mar-20	USD 2,500.00
USD 45.71 million Fixed Rate Notes	10-Mar-17	22-Mar-17	13-Mar-20	USD 45.71
IDR 80 billion Fixed Rate Notes	1-Feb-19	12-Feb-19	12-Feb-20	IDR 80,000.00

Matured ECP transactions

No ECP transactions matured during the Quarter.

Buyback transactions

The Bank did not execute any buyback during the Quarter.

Callable bonds

Description	Trade Date	Value Date	Maturity Date	Amount Redeemed (million)	Call Date	Dealer
EUR 200 million Callable Fixed Rate Notes	16-Jan-19	1-Feb-19	1-Feb-26	EUR 200.00	01-Feb-20	JP Morgan
EUR 200 million Callable Fixed Rate Notes	20-Feb-19	26-Feb-19	26-Feb-26	EUR 200.00	26-Feb-20	Bank of America Merrill Lynch

2. Attached hereto please find a soft copy of the Bank's annual financial statement for the period ending 31 March 2020.

3. With regards to Section 288.2(a)(3) of Regulation AFDB the Bank states that:

No material modifications or amendments of any exhibits previously filed with the Commission under any statute were made during the Quarter.

Pursuant to the requirement of Section 288.4(a) of Regulation AFDB, this Report has been signed on behalf of the African Development Bank by the undersigned who is a duly authorized officer thereof.

Yours Faithfully,

Hassatou Diop N'Sele

Treasurer